UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 0-27403
CUSIP NUMBER 88674J 108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tigrent Inc.
Full Name of Registrant

Whitney Information Network, Inc.
Former Name if Applicable

1612 East Cape Coral Parkway
Address of Principal Executive Office (Street and Number)

Cape Coral, Florida 33904
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 16, 2010, Tigrent Inc. (the “Company”) implemented a reorganization plan that resulted in a work force reduction of 55 employees between the Company’s Cape Coral, Florida and Murray, Utah offices.  This reduced capacity in a number of areas, including operations, accounting, finance and legal.  The Company implemented this workforce reduction to lower operating expenses and preserve capital.  Simultaneously, the Company shifted its focus from live to primarily digitally-delivered programs. The Company filed a report on Form 8-K on July 22, 2010 announcing these changes.

As a consequence of the effort dedicated to the Company’s shift in strategy and the diminished capacity resulting from the workforce reduction, the Company has experienced a delay in completing its financial statements for the quarter and six months ended June 30, 2010.  Such delay could not be eliminated by the Company without unreasonable effort and expense.  In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-Q no later than the 5th calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Anne M. Donoho	(239)	542-0643
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tigrent Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2010	By	/s/ Anne M. Donoho
Anne M. Donoho
Chief Financial Officer

The statements of operations included in the financial statements to be attached to the Form 10-Q to which this Notice of Late Filing on Form 12b-25 relates will reflect certain significant changes in the Company’s results of operations for the quarter and six months ended June 30, 2010 compared to the quarter and six months ended June 30, 2009.

In particular, the Company expects to report consolidated net income of approximately $3.1 million for the quarter and consolidated net income of approximately $2.0 million for the six months ended June 30, 2010 as compared with a $3.3 million net loss for the quarter and a $2.4 million net loss for the six months ended June 30, 2009.   The net income in 2010 is primarily due to $7.3 million in revenue related to course breakage recorded for the first six months of 2010 as compared with $3.9 million in revenue related to course breakage recorded for the same period in 2009.  Despite the net income in the second quarter and the first six months of 2010 as compared with the same time periods last year, the Company continues to experience significant operating challenges as a result of the difficult economic environment and decreased sales of our Rich Dad products.  The consolidated financial statements will be prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company’s management expects to also disclose risks about the Company’s ability to continue as a going concern.

Because the Company has not yet completed the preparation of its quarterly consolidated financial statements, the review of the financial statements by its independent auditors has also not been completed. Accordingly, there can be no assurance that the financial information included in this filing will not be significantly different upon completion of the consolidated financial statements.  The Company’s estimates of its operating results for the quarter and six months ended June 30, 2010 contained in this Form 12b-25 should be considered preliminary, and are subject to change to reflect any necessary corrections or adjustments, or changes in accounting estimates, that are identified prior to the time the Company finalizes its financial statements for the quarter and six months ended June 30, 2010.

Forward Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s anticipated financial results and condition and its ability to complete the filing of its Quarterly Report on Form 10-Q within the extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause the results to differ materially from those indicated by these forward-looking statements. These forward-looking statements are based on current expectations as of the date of this filing and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Among the factors that could cause actual results, performance or achievement to differ materially from those described or implied in the forward-looking statements, include but are not limited to risks related to the Company’s ability to complete its consolidated financial statements for the quarter and six months ended June 30, 2010, the risk that additional or new information may arise during the Company’s completion of its review of the quarter and six months ended June 30, 2010 that could cause the Company  to revise or change the estimates contained in this Form 12b-25 Filing, including the review of the Company’s financial statements by the Company’s independent auditors or Audit Committee, the risk that there may be material adjustments to the financial statements not anticipated at this time and other risks detailed in the Company’s filings with the Securities and Exchange Commission, including those disclosed in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).